EXHIBIT 99.1

YM BIOSCIENCES’, EUROPEAN PARTNER, ONCOSCIENCE AG,
ANNOUNCES INITIATION OF ADVANCED NIMOTUZUMAB TRIALS IN
ADULT GLIOMA AND PANCREATIC CANCER

MISSISSAUGA, Canada - August 21, 2007 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that Oncoscience AG (Wedel, Germany), its European partner for the development of the humanized EGFR-targeting monoclonal antibody, nimotuzumab, has advised that two additional late-stage trials have been cleared to commence in Europe.

•
A randomized multi-centre study in which nimotuzumab and the current standard of care (radiotherapy with concomitant and adjuvant temozolomide) will be compared to the current standard of care in patients with glioblastoma multiforme (GBM). This Phase III first-line study is expected to recruit 150 patients in approximately 24 months. The primary end-point for this trial is Progression-Free Survival with Response Rate and Symptom Control among the secondary endpoints.

•
A randomized, placebo-controlled, multi-centre Phase IIb/IIIa study in chemotherapy-naïve patients with locally advanced or metastatic pancreatic cancer who will be treated with either gemcitabine plus nimotuzumab or gemcitabine plus placebo.  This trial is expected to recruit 188 patients requiring approximately 24 months. The primary end-points for this trial are Time to Tumor Progression (TTP) and Overall Survival with Quality of Life and Response Rate among the secondary endpoints. YM BioSciences anticipates that it will extend the European trial in pancreatic cancer into Canada by submitting the protocol to Canadian health regulatory authorities and adding Canadian sites to accelerate recruitment.

“The assessment of nimotuzumab in these two randomized trials by our partner Oncoscience AG is an important expansion of the already comprehensive global nimotuzumab development effort,” said David Allan, Chairman and CEO of YM BioSciences. “The proposed cooperation between YM and Oncoscience in extending the trial into Canada with a common protocol parallels the structure that is already in place for a trial in non-small-cell lung cancer which YM is conducting in Canada and Kuhnil Pharmaceutical Co., is conducting in Korea with a common protocol. The cooperation in these trials is designed to accelerate recruitment and lower the costs to the participants.”

Nimotuzumab

Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR). To date nimotuzumab has been administered to approximately 900 patients in more than a dozen clinical trials and on a compassionate basis.  It has been approved in several countries and is being provided on a compassionate basis in certain countries including Canada, Germany and Australia. The drug continues to demonstrate a significantly superior side-effect profile compared to all the other EGFR-targeting antibodies and small molecules targeting the EGF tyrosine kinase signalling pathway. The absence of any cases of severe rash to date and the very rare instances of any of the other debilitating side effects holds the prospect for nimotuzumab to become best-in-class for this important family of EGFR-targeting agents.

Nimotuzumab global development programs

Nimotuzumab is licensed to YM’s majority-owned Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB, S.A., the corporation representing the Centre for Molecular Immunology, which was responsible for the discovery and early development of this unique molecule. Nimotuzumab has been sub-licensed by CIMYM to Daiichi Sankyo Co., Ltd for Japan, Oncoscience AG in Europe, Kuhnil Pharmaceutical Co. in South Korea and Innogene Kalbiotech in Southeast Asia.

In the territories for which YM has licensed nimotuzumab, the drug is currently in varying stages of development in colorectal cancer, adult and pediatric glioma, non-small-cell lung cancer and pancreatic cancer and YM expects that the range of indications will continue to broaden in 2008 as the group’s cooperative efforts expand.

In countries outside of YM’s territories, nimotuzumab is in development by seven licensees and is already approved for treatment of cancers of the head and neck in a number of those including India, China, Cuba, Argentina and Columbia.

YM anticipates that the licensees will increasingly participate cooperatively to accelerate the rate of recruitment into trials of common interest, thereby reducing the costs of development for each participant, and shortening the time to completion of clinical  trials.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Nominated Adviser
Canaccord Adams Limited
Ryan Gaffney
Tel. +44 (0)20 7050 6500